April 1, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed on March 10, 2010 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated March 26, 2010 to Terence R. Rogers, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

General

1.	Comment: We note your response to our prior comment 4 and reissue the comment. Please revise to remove terms like “longstanding,” “high quality” and “well-positioned.”

Response: The Company has revised the Registration Statement to comply with the Staff’s comment.

Industry Outlook, page 2

2.	Comment: We note your statement that the PMI was 56.5 percent in February 2010 and that it marked the seventh consecutive month that the PMI was above 50 percent. Please balance your discussion by revising to include the PMI for January 2010 and noting for investors that while readings above 50 percent indicate that the manufacturing economy is generally expanding, discrepancies in the PMI from month to month, may indicate a slowdown in the rate of that expansion.

Response: The Company has revised the Registration Statement on pages 2 and 60 to comply with the Staff’s comment.

3.	Comment: Please also briefly explain what PMI measures.

Response: The Company has revised the Registration Statement on pages 2 and 60 to comply with the Staff’s comment.

4.	Comment: We note your revision in response to our prior comment no. 9. Please further revise your discussion to briefly quantify the improving trend in purchase orders the company has experienced over the past year to the extent practicable or advise.

Response: The Company has revised the Registration Statement on pages 2 and 61 to comply with the Staff’s comment.

5.	Comment: We note your response to our prior comment no. 12. Please further revise your discussion to quantify your presence in China by indicating your market share in China.

Response: The Company has revised the Registration Statement on pages 3 and 61 to modify its discussion regarding its presence in China. The Chinese market is highly fragmented and it is therefore difficult for the Company to measure its precise market share or otherwise define its market position. Instead, the Company believes it is easier to quantify the growth of its Chinese operations. As disclosed on pages 3 and 56 of the Amendment, since 2006, the Company has added two metals service centers and 62% more square footage to its footprint in China. In 2009, the Company’s operations in China represented more than 7% of its total volume.

Leading Market Position, page 3

6.	Comment: Please clarify if you believe you are the largest distributor in the United States and Canada as one market or in each market individually.

Response: The Company has revised the Registration Statement on pages 3 and 56 to comply with the Staff’s comment.

Transformed Operating and Cost Structure, page 3

7.	Comment: Refer to the last paragraph. Please provide us with the basis for your belief that you have a more favorable cost structure compared to many of your peers.

Response: After having reviewed the operating expenses of various competitors available in public filings with the Commission, as well as industry benchmarking reports published by MSCI, the Company respectfully submits that it believes its cost savings initiatives have resulted in a more favorable cost structure compared to many of its peers. In 2009, the Company’s total expenses as a percent of its sales on a quarterly basis ranged from 15% to 19%, compared to 19% to 32% for the Company’s peers. Moreover, according to reports published by MSCI, each of the Company’s total operating, selling, plan and personnel expenses in 2009 were ranked in the top quartile of firms surveyed in the metals industry.

Experienced Management Team, page 4

8.	Comment: Please expand your discussion to give examples of how senior management has “successfully managed” your company through past market cycles or revise to state as a belief.

Response: The Company has revised the Registration Statement on pages 5 and 58 to comply with the Staff’s comment.

Broad-Based Platform for Growth, page 5

9.	Comment: We note your revised disclosure in response to our prior comment 16. Please balance this language by indicating that you had net losses for the year ended December 31, 2009.

Response: The Company has revised the Registration Statement on pages 5 and 58 to comply with the Staff’s comment.

10.	Comment: Please revise to identify who is expecting the service industry to benefit from improving general economic conditions.

Response: The Company has revised the Registration Statement on pages 5 and 58 to comply with the Staff’s comment.

Recent Developments, page 7

11.	Comment: We note you completed the Ryerson Holding Offering on January 29, 2010, after you had filed the registration statement. Please provide us a brief analysis as to why that offering does not need to be integrated with this one.

Response: The Company respectfully submits that, in response to the Staff’s comment, it has examined why the Ryerson Holding Offering does not need to be integrated with the Company’s proposed offering of common stock under Rule 502 of the Securities Act of 1933, as amended (the “Securities Act”), and the Staff’s no-action letter to Black Box Incorporated (June 26, 1990).

Rule 502(a) of the Securities Act highlights several factors that are to be considered in determining whether an offer and sale should be integrated for purpose of the exemptions under Regulation D. Among those factors is whether a sale involves an issuance of the same class of securities. Rule 502(a) indicates that the determination as to whether separate sales of securities are to be integrated and deemed part of the same offering turns on the particular facts and circumstances of the offerings. Here, the Company’s proposed offering contemplates a sale of registered common stock, or equity, which is a fundamentally different class of securities than the nonconvertible debt that was issued pursuant to the terms of the Ryerson Holding Offering.

In addition, the Company has reviewed the Staff’s no-action letter to Black Box Incorporated (“Black Box”) wherein the Staff was presented with a similar issue of whether a private placement of convertible debentures would be integrated with a concurrent initial public offering where (1) the issuer did not negotiate and execute definitive purchase agreements relating to the private placement prior to the filing of a registration statement in connection with its initial public offering and (2) the convertible debentures were only to (a) a limited number of “qualified institutional buyers” (within the meaning of Rule 144A under the Securities Act) or (b) not more than four “accredited investors” (within the meaning of Rule 501 under the Securities Act) in a transaction that would be a valid private placement if viewed separately. In its request letter to the Commission, Black Box noted its view that, if the nature of the convertible debenture purchasers is such that they are capable of fending for themselves and do not need the protections afforded by registration under the Securities Act, then no purpose is served by integrating the offering to such purchasers with the initial public offering. In its response, the Staff stated that:

“The Division of Corporation Finance, for policy reasons, is of the view that offers and sales of the Convertible Debentures to a limited number of purchasers, as described, in a transaction subsequent to the filing of the registration statement covering the Company’s proposed public common stock offering need not be integrated with the registered public offering. In reaching this position, the staff notes [Black Box’s] representation that the Convertible Debenture transaction would be a valid private placement if viewed separately.”

Like Black Box, the Ryerson Holding Notes were offered and sold only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and non-U.S. persons in compliance with Regulation S under the Securities Act. The Company believes that the issuance of the Ryerson Holding Notes constitutes a valid private placement if viewed separately from the pending offering. Together with the foregoing analysis under Black Box, the Company believes that the issuance of the Notes should therefore not be integrated with the Company’s registered public offering.

Capitalization, page 29

12.	Comment: We note your disclosure in footnote (4) that the “as adjusted” amount represents gross proceeds from the Ryerson Holding Offering. Please revise to disclose the significant details of the Ryerson Holding Offering, including the date the offering was completed, the use offering proceeds and to explain why paid-in capital decreased by $214 million due to this debt issuance.

Response: The Company has revised the Registration Statement on page 30 to comply with the Staff’s comment.

Dilution, page 30

13.	Comment: We note from the disclosure in the paragraph preceding the Company’s dilution disclosures that the Company’s net tangible book value as of December 31, 2009 was approximately $126.0 million or $25.20 per share. This amount appears significantly in excess of that indicated by the Company’s December 31, 2009 balance sheet included on page F-5. Please advise or revise as appropriate.

Response: The Company has revised the Registration Statement on page 31 to comply with the Staff’s comment.

Ryerson Credit Facility, page 42

14.	Comment: We note your revision in response to our prior comment no. 28. Please further revise your discussion to explain briefly what conditions make an account receivable “eligible” under the revolving credit facility agreement.

Response: The Company has revised the Registration Statement on pages 43 and F-15 to comply with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates Goodwill, page 49

15.	Comment: We note your section on critical accounting policies where you expand on the information included in your Summary of Significant Accounting Policies. However, pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.

For example, we note from the Company’s statements of operations and from the discussion provided in MD&A that revenues have declined significantly during the fiscal year ended December 31, 2009 due primarily to volume declines resulting from economic weakness in the manufacturing sector impacting all of the Company’s product lines. We also note that revenues also declined due to a decline in selling prices per ton resulting from a significant deterioration in market during 2009 as compared to 2008. Given these adverse economic conditions and trends and their impact on the Company’s recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A to discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your reporting units is at risk of failing step one or that no reporting units are at risk, please specifically state so in your revised disclosures.

Response: The Company has revised the Registration Statement on page 50 to comply with the Staff’s comment. The Company also notes that, at December 31, 2009, none of the Company’s reporting units were at risk of failing step one of the impairment test.

Business, page 53

16.	Comment: Please clarify what you mean when you indicate you operate in “growth markets” in China.

Response: The Company has revised the Registration Statement on pages 1 and 54 to delete the reference to “growth markets.”

Audited Financial Statements for the Year Ended December 31, 2009 Notes to the Financial Statements

17.	Comment: We note from your response to our prior comment 49 that Ryerson Inc. is restricted from paying certain cash dividends to the Company and it may only pay dividends to the Company to the extent of 50% of future net income, once prior losses are offset. Please revise the notes to the Company’s financial statements to disclose this restriction. See Rule 4-08(e) of Regulation S-X.

Response: The Company has revised the Registration Statement on pages 45 and F-16 to comply with the Staff’s comment.

Balance Sheet, page F-5

18.

Comment: We note from your response to our prior comment 53 that you believe that because the Company issued the notes and paid the dividend to its stockholders (rather than its subsidiary Ryerson Inc.), you believe that Staff Accounting Bulletin Topic 1:B:3 does not apply. Please note that we believe that SAB Topic 1:B:3 is applicable in the Company’s circumstances irrespective of whether the Note Offering and the dividend payment were made by the Company or its subsidiary Ryerson Inc. In this regard, we believe that because the registrant, Ryerson Holdings completed an offering of Senior Discount Notes that generated proceeds that were used to pay a cash dividend to its stockholders subsequent to year end, and because you intend to use the proceeds of the common stock offering to repay in full these Senior Discount Notes (Ryerson Holding Notes), SAB Topic 1:B:3 is applicable by analogy. We believe these transactions are in substance, similar to the payment of a distribution to the Company’s shareholders using the proceeds of the offering. As such, we continue to believe that you should revise your filing to include a pro forma balance sheet alongside the most recent historical balance sheet (i.e., December 31, 2009) to reflect this distribution accrual and the related debt obligations but not the offering proceeds. Also, please present pro forma per share data for the latest fiscal year (and any subsequent interim period which may be presented in a future amendment) giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3. Please note that we believe SAB Topic 1.B.3 is applicable in the Company’s circumstances irrespective of whether the Notes offering and the dividend payment were made by the Company or its subsidiary Ryerson Inc.

Response: The Company has revised the Registration Statement on pages 14, 15, 34, F-5 and F-40 to comply with the Staff’s comment and the unaudited pro forma balance sheet as of December 31, 2009 has been included on the balance sheet.

Note 3. Inventories, page F-13

19.	Comment: We note from your response to our prior comment 47 that your inventory is primarily made up of finished goods, and in process inventory is approximately only 1% of total inventory at any given time. Please revise your disclosure in the notes to the financial statements to clarify that most of your inventory is comprised of finished goods.

Response: The Company has revised the Registration Statement on page F-13 to comply with the Staff’s comment.

Note 11. Income Taxes, page F-31

20.	Comment: We note from your response to our prior comment 55 and revised disclosure in Note 11 that due to historical twelve quarters of cumulative U.S. pre-tax losses incurred during the second quarter of 2009, you were unable to rely on the positive evidence of projected future income, determined it was more likely than not that you would not realize the full value of a portion of your U.S. deferred tax assets, and as a result established a valuation allowance of $74.7 million. Please tell us, and disclose in the notes to the financial statements the nature of the changes in facts and circumstances that caused the valuation allowance to increase from $74.7 million at the end of the second quarter of 2009 to $98.8 million at December 31, 2009.

Response: During the second half of 2009, the changes in the Company’s deferred tax asset balances, primarily related to pension liabilities and fixed assets, required an additional charge of $23.9 million increasing the valuation allowance to $98.8 million at December 31, 2009. The Company has revised the Registration Statement on pages 49 and F-33 to comply with the Staff’s comment.

Note 12. Goodwill, page F-34

21.	Comment: We note from your disclosure in Note 12 that you adjusted the fair value of the assets acquired and liabilities assumed as part of the Merger totaling ($4.5) million in 2009 and reduced goodwill. In light of the fact that the Merger took place in October 2007, please tell us the nature of these adjustments and explain why you believe it is appropriate to adjust goodwill during 2009, rather than record the adjustment as current period income or expense.

Response: The Company identified that the tax effect of certain purchase accounting adjustments were not recorded as part of the Merger. Since the tax effect related to the Merger, the Company adjusted the accounting for the business combination to correct this omission in accordance with FASB ASC 805-10-25-19. Accordingly, the fourth quarter of 2009 reflects a decrease in goodwill as opposed to an income tax benefit. The effect of correcting the accounting for the business combination was not material to our financial statements.

Note 22. Subsequent Events, page F-40

22.	Comment: We note from your response to our prior comment 59 that you will revise a subsequent amendment to include disclosure that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Response: The Company has revised the Registration Statement on page 47 to comply with the Staff’s comment. The Company will revise the notes to the financial statements to include the nature and amount of the Services Agreement’s termination fee in a subsequent pre-effective amendment to the Registration Statement, acknowledging that the timing of the filing of such amendment will be such that the Staff has sufficient time to review the complete disclosure prior to the circulation of a preliminary prospectus to prospective investors.

Exhibit 23.1 Consent of Ernst & Young

23.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment.

Other

24.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tarik Gause
Terence R. Rogers, Chief Financial Officer
Cristopher Greer, Esq.